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August 5, 2025

Mr. Patrick Kuhn

Mr. Joel Parker

Mr. Scott Anderegg

Mr. Dietrich King

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	POMDOCTOR LIMITED (CIK No. 0001877971)
Response to the Staff’s Comment on Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-285771) Filed on July 15, 2025

Dear Mr. Kuhn, Mr. Parker, Mr. Anderegg, Mr. King:

On behalf of our client, POMDOCTOR LIMITED, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated July 24, 2025 on amendment No. 3 to the Company’s registration statement on Form F-1 filed on July 15, 2025 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its revised registration statement on Form F-1 (the “Revised Registration Statement”) via EDGAR with the Commission.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in bold, followed by the Company’s response to such comment. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Comment in Letter Dated July 24, 2025

Amendment No. 3 to Registration Statement on Form F-1 filed July 15, 2025

Cover Page

1.	We note your revised disclosure that six ADS will represent one class A ordinary shares. As such, it appears an investor could purchase a numbers of ADSs that is not divisible by six, and that purchase would result in the investor having a fractional interest in an ordinary share. Please revise your disclosure to address the material aspects of any such fractional interests.

In response to the Staff’s comment, the Company advises the Staff that:

Under the Company’s post-offering memorandum and articles of association, the Company’s directors may issue fractions of a share. If issued, a fractional share shall carry proportionally the same liabilities, rights (including voting and participation rights), and other attributes as a whole Class A ordinary share. If more than one fraction of a Class A ordinary share is issued to or acquired by the same shareholder, such fractions shall be accumulated.

Pursuant to Section 2.3 and Section 2.7 of the deposit agreement for the ADSs to be entered into immediately prior to the completion of this offering, the depositary will not accept for deposit a number of Class A ordinary shares which upon application of the ADS to Class A ordinary share ratio would give rise to fractional ADSs. In addition, the depositary will not accept a surrender of ADSs representing less than one full Class A ordinary share. If an ADS holder surrenders ADSs representing a fractional share, the depositary will deliver whole shares for the portion of the ADSs representing the whole number of Class A ordinary shares, and either (i) return the ADSs representing any remaining fractional shares, or (ii) sell the fractional shares that those ADSs represent and distribute the net proceeds (after fees, taxes, and expenses) to the holder.

The Company has revised the disclosure on pages 156, 170 and 171 of the Revised Registration Statement accordingly.

* * *

If you have any questions regarding the Revised Registration Statement, please contact Steve Lin at steve.lin@hankunlaw.com, +86 10 8524 5826 (work) or +86 186 1049 5593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

c.c.	Zhenyang Shi, Chief Executive Officer, POMDOCTOR LIMITED

Li Xu, Chief Financial Officer, POMDOCTOR LIMITED

Steve Lin, Esq., Partner, Han Kun Law Offices LLP

Dinglei Xiao, Partner, Marcum Asia CPAs LLP

Richard I. Anslow, Esq., Partner, Ellenoff Grossman & Schole LLP

Jonathan Deblinger, Esq., Partner, Ellenoff Grossman & Schole LLP

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